[LETTERHEAD OF MORRISON FOERSTER]

September 20, 2007

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay E. Ingram, Attorney Advisor

Re:	Cogent, Inc.
Form 10-K/A
Filed April 27, 2007
File No. 000-50947

Ladies and Gentlemen:

We are writing on behalf of our client, Cogent, Inc., a Delaware corporation (the “Company”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated August 21, 2007 (the “Staff Letter”).

The paragraphs below numbered 1 to 11 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Board Committees, page 3

1.	Pursuant to Item 407(e)(2), state whether the Compensation Committee has a charter. If yes, please ensure that you comply with Instruction 2 to Item 407 of Regulation S-K.

The Compensation Committee has a charter, and the Company furnished the information required by Item 407(e)(2) on page 4 of the Definitive Proxy Statement relating to its 2007 Annual Meeting of Stockholders. Pursuant to Instruction 2 to Item 407, the Company has made the Compensation Committee Charter available through its website, www.cogentsystems.com.

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Two

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

2.	Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark total direct compensation. Yet your disclosure also indicates that compensation decisions are based on achievement of business objectives, individual performance, and other internal and external factors. It is unclear how the Committee considered these factors in ultimately approving particular pieces of each named executive officer’s compensation package or why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

The Company has considered the Staff’s comment and, in light thereof, will enhance its disclosure in future filings to address the Staff’s comment by providing an expanded analysis of how it arrived at and why it paid each of the particular levels and forms of compensation.

Determination of Compensation Awards, page 5

3.	Please elaborate on the role of Mr. Hsieh in Cogent’s compensation processes and his input during the crafting of compensation packages. For example, discuss whether or not Mr. Hsieh makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Hsieh attends Compensation Committee meetings or meets with the consultants to the Committee.

The Company believes that it addressed in the Form 10-K/A the role of Mr. Hsieh in its compensation processes. For example:

•

On page 5 in the second paragraph under the heading “Determination of Compensation Awards” the Company states that “[t]ypically our compensation committee meetings have included, for all or a portion of each meeting, the committee, our chief executive officer and our chief financial officer. For compensation decisions relating to executive officers other than our chief executive officer, our compensation committee typically considers recommendations from our chief executive officer.”

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Three

•

On page 6 under the heading “Benchmarking of Compensation” the Company states that “[t]he compensation committee also receives the recommendation of our chief executive officer on compensation for other executive officers.”

•

On page 6 in the first paragraph under the heading “Base Compensation” the Company states that “[t]he base salary of our chief executive officer, Mr. Hsieh, is reviewed and recommended by our compensation committee, whose members are all of our independent directors.”

•

On page 7 in the first paragraph under the heading “Annual Cash Bonus Awards” the Company states that “[i]n December 2006, consistent with our historical practice, the compensation committee received the recommendation of our chief executive officer regarding cash bonuses for our executive officers for our 2006 fiscal year.”

In further response to the Staff’s comment, for future filings the Company will consider consolidating under one heading the discussion of Mr. Hsieh’s role in its compensation process.

Benchmarking of Compensation, page 6

4.	Please identify the comparable companies against which you set your benchmarks for compensation-related decisions. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company considered the guidance in Item 402(b)(2) of Regulation S-K and Release 33-8732A. In particular, the Company “assessed the materiality to investors of the information that is identified by [Item 402(b)(2)(xiv)].” See Section II.B.1 of Release 33-8732A. Based on this assessment, the Company determined that identifying the comparable companies against which it set its benchmarks as “companies with annual revenues ranging from $100 million to $200 million” that (i) are “in the industries in which [the Company] compete[s]” and (ii) are “technology companies” (see the discussion under “Benchmarking of Compensation” on page 6 of the Form 10-K/A) provided investors with the material information necessary to an understanding of the Company’s use of benchmarking. In the Company’s view, this qualitative description provided investors with information adequate to understand the analysis conducted by the Compensation Committee, which viewed the data compiled from more than 65 companies on an aggregated, not an individualized, basis.

If, in the future, the Company engages in benchmarking of total compensation or any material element of compensation, it will again assess the materiality to investors of identifying the comparable companies and consider providing a complete or representative list of the comparable companies in addition to the qualitative disclosure in the 10-K/A, to the extent material.

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Four

Annual Cash Bonus Awards, page 7

5.	Please provide quantitative disclosure of the terms of the necessary targets and performance objectives, such as revenue and operating income, to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider disclosure that addresses the relationships between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

The Company believes that disclosing the terms of the targets and performance objectives is not required by Instruction 4 to Item 402(b) because it would involve the disclosure of confidential commercial or financial information, which would result in competitive harm to the Company.

Pursuant to Instruction 4, the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Rules 406 and 24b-2 provide that the Securities and Exchange Commission (the “Commission”) can grant confidential treatment if it determines that such treatment is justified under Section 552 of the Freedom of Information Act, 5 U.S.C. § 552. Subsection (b)(4) of Section 552 (“Exemption 4”) authorizes the Commission to exempt from public disclosure “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”

•

Commercial or Financial Information. The terms “commercial” or “financial” in Exemption 4 “should be given their ordinary meanings.” See Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983). Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978). Examples of commercial or financial information include, among other things, pricing arrangements, business sales statistics, customer and supplier lists, information on financial conditions and other commercial details.

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Five

•

Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F.Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

•

Privileged or Confidential. Confidential commercial or financial information is information that if disclosed would cause substantial harm to the competitive position of a person. National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) and National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 677-78 (D.C. Cir. 1978); Public Citizen, 704 F.2d 1280, 1291.

The terms of the Company’s targets and performance objectives include financial, sales, customer, operating and other commercial information. This information is derived from the Company’s confidential, competitively sensitive business plans. Currently, the Company faces intense competition in the domestic and international marketplace, and disclosure of this proprietary commercial, financial and business information would result in competitive harm to the Company by providing competitors with insight into the key terms and elements of Company’s business strategies, plans and targets.

Because the terms of the Company’s targets and performance objectives are commercial or financial information obtained from a person and privileged or confidential, disclosure of such terms is not required by Instruction 4 to Item 402(b) of Regulation S-K.

As required by Instruction 4 to Item 402(b) of Regulation S-K, the Company stated on page 7 of the Form 10-K/A in the fourth paragraph under “Annual Cash Bonus Awards” that it “believes that [its] performance objectives are moderately difficult to achieve and that performance at a high level while devoting full time and attention to their responsibilities will be required for our executive officers to earn their respective cash bonuses.”

In further response to the Staff’s comment, in future filings the Company will expand and enhance its discussion of how difficult it will be for the executives to achieve the undisclosed targets, as well as how likely it will be for the Company to achieve the undisclosed targets.

Equity Compensation, page 7

6.	It does not appear as though you have addressed how you determine when to award equity-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Six

The Company has not granted any equity awards to its executive officers since its initial public offering. Further, the Company does not have any programs, plans or practices concerning the selection of stock option grant dates or exercise prices. If the Company grants equity awards to its executive officers in the future it will discuss in filings how the determination was made as to when awards were granted, the reasons, if any, for the selection of particular grant dates for awards, and the methods the Company used to select the terms of awards, such as the exercise prices. In addition, if the Company adopts a program, plan or practice concerning the selection of option grant dates or exercise prices, it will provide appropriate disclosure regarding such program, plan or practice in future filings.

Summary Compensation Table, page 8

7.	Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, other than its principal executive officer and principal financial officer, it has only two executive officers (for a total of four executive officers). If, in the future, the Company designates one or more additional executive officers and determines that such additional executives are “most highly compensated executive officers” under Instruction 1 to Item 402(a)(3), it will provide the disclosure required by Item 402 of Regulation S-K with respect to such additional executive officers.

Potential Payments Upon Termination or Change in Control, page 10

8.	Refer to the various termination and change in control arrangements you have with Mr. Kim. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

On pages 10-11 of the Form 10-K/A the Company refers to the various termination and change in control arrangements it has with Mr. Kim. These arrangements were put into place prior to the Company’s initial public offering when it entered into an employment agreement with Mr. Kim in January 2004. Further, as the Company states on page 8 of the 10-K/A, the Company believes that (i) its severance and change in control provisions are consistent with

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Seven

the provisions and benefit levels of other companies disclosing such provisions as reported in public SEC filings, and (ii) its arrangements with its chief financial officer are reasonable.

To the extent the Company enters new or additional termination or change in control arrangements with its named executive officers in the future, it will describe and explain in future filings how it determined the appropriate payment and benefit levels and discuss how the arrangements fit into its overall compensation objectives and affect the decisions it makes regarding other compensation elements.

9.	Please aggregate the amounts payable for each situation that would generate a payout.

In future filings the Company will aggregate the amounts payable for each situation that would generate a payout.

Director Compensation, page 11

10.	With respect to the option awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv).

The Company believes that its disclosure in footnote (1) to column (c) satisfies the requirement of the Instruction to Item 402(k)(2)(iii) and (iv). Such footnote states that the amount in column (c) is “the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to 2006.” However, to the extent the Company makes multiple option award grants to its directors in the future, the Company will clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R.

Procedures for Approval of Related Party Transactions, page 14

11.	You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. Please provide the full disclosure required by Item 404(b) of Regulation S-K.

While the Company believes that its disclosure describes the material features of its policies and procedures relating to the review, approval or ratification of transactions with related persons, in future filings the Company will consider ways to enhance this disclosure.

* * * * * *

[LETTERHEAD OF MORRISON FOERSTER]

Securities and Exchange Commission

September 20, 2007

Page Eight

Attached hereto please find the written acknowledgement from the Company requested by the Staff on page 4 of the Staff Letter.

Please direct any further comments or questions to me at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)
Nate Jensen (Morrison & Foerster LLP)

[LETTERHEAD OF COGENT INC]

September 20, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay E. Ingram, Attorney Advisor

Re:	Cogent, Inc.

Form 10-K/A

Filed April 27, 2007

File No. 000-50947

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the Securities and Exchange Commission to Cogent, Inc., a Delaware corporation (the “Company”), dated August 21, 2007, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Paul Kim
Paul Kim
Chief Financial Officer
Cogent, Inc.